FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 30, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled , “AU Optronics Acquires Patents on Key Panel Technologies From IBM”, dated June 30, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 30, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

News Release

Safe Harbour Notice
 Except for statements in respect of historical matters, the statements contained in this Release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form20-F filed with the United States Securities and Exchange Commission on June 3, 2005.

AU Optronics Acquires Patents on Key TFT-LCD Technologies From IBM

Hsinchu, Taiwan, June 30th, 2005–

     AU Optronics (“AUO” or the “ the Company”) (TAIEX: 2409; NYSE: AUO), one of the world’s top manufacturers of TFT-LCD panels, announced the signing of a patent assignment agreement with International Business Machines Corp (“IBM”) today. This transaction will allow AUO to own hundreds of TFT-LCD related patents developed by IBM, some technologies of which are widely adopted in the industry.

     With this agreement, approximately 170 United States patents relating to TFT-LCD technology, together with the counterpart patents in Japan, Korea, Taiwan, and other countries, will be transferred to AUO. The patents cover almost all aspects of key TFT-LCD-related technology, including TFT Array process (TFT structure production), Cell process, such as One Drop Fill Technology, RBG Color Filter, Backlight and TFT driving circuit, among others.

     Dr. Fan Luo, AUO ’s Chief Technology Officer, stated that IBM, as a pioneer in the TFT-LCD industry, commenced research and development in the TFT-LCD technology since the 1980s, of which originated some fundamental key technologies. After IBM exited from TFT-LCD manufacturing in 2001, it still maintained the TFT-LCD related patents. Some of the patents transferred under this transaction were developed by IBM’s research lab in Japan as well as the Yasu manufacturing site, some of which are believed to be widely used in the industry. With the patents assigned, AUO will further strengthen its intellectual property position on both the defensive and offensive aspects.

     As Taiwan’s largest and world’s third largest TFT-LCD manufacturer in terms of sales, AU Optronics is a leader in Taiwan in the area of intellectual property. As of May 2005, the company owned over 1,100 patents worldwide with over 2,800 patent applications pending. The company is one of the top patent applicants in Taiwan’s optoelectronics industry. With the patents assigned, the number of AUO ’s United States patents will increase from about 200 to about 370.

     In recognition of the efforts of the company’s patent engineers and legal staff, the President of AUO, Mr. HB Chen stated, “the efforts made by the AUO Technology Center in developing technologies in flat panel displays are evident, and we have seen the accomplishment of our patent filings in recent years. The transfer of these important fundamental patents from IBM is the largest number of TFT-LCD related patents acquired in Taiwan. It not only elevates the company’s intellectual property position, but also helps us to preserve the interest of our customers.”

     AU Optronics and IBM also entered into a patent cross license agreement on the same day for a license of the relevant products under other patents owned by both companies.

About AUO

AU Optronics Corporation (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (TFT-LCD). The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab, specializing in low temperature poly silicon TFT and organic LED. Currently the most widely used flat panel display technology, AUO is one of few top-tier TFT-LCD manufacturer globally, able to offer a wide range of small to large sized (1.5” -46”) TFT-LCD display panels, which puts it in a strong position to service clients of diversified product applications.

* As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated April 5, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

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FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com